Exhibit 99.31

Investor Contact:	Media Contact:
Dan Burch/Bob Marese	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND CAPITAL WINS GLASS LEWIS SUPPORT
Glass Lewis Recommends Stockholders Vote Highland’s GOLD Proxy Card
Glass Lewis is Second Independent Advisor to Recommend Stockholders
Vote Highland’s GOLD Proxy Card
Highland Capital Urges Stockholders to Replace Motient Board
and Vote ‘FOR’ its Director Nominees and Proposals

     DALLAS, TX, July 7, 2006 — Highland Capital Management, L.P. today issued the following statement regarding Glass Lewis & Co., LLC’s recommendation to stockholders of Motient Corporation (PINK: MNCP) in connection with Motient’s Annual Meeting of Stockholders on July 12, 2006. Glass Lewis recommends Motient stockholders ‘DO NOT VOTE’ management’s white proxy card and vote Highland’s GOLD proxy card in favor of Highland nominees, Mr. David Van Valkenburg and Mr. Niles K. Chura. Glass Lewis also recommends stockholders vote Highland’s GOLD proxy card against ratification of the appointment of Friedman LLP as Motient’s auditor and against the 2006 Motient Corporation Equity Incentive Plan.
     In its analysis, Glass Lewis stated, “We believe that Highland has brought forth substantial concerns regarding the governance of Motient. The Company has paid a significant amount of related transaction fees to external advisors affiliated with certain outgoing directors of the Company and has put forth questionable strategic transactions.”
     Regarding Motient’s management, Glass Lewis noted, “It is also troubling that the board of directors has failed to appoint an official CEO and CFO, in particular, in light of the Company’s financial material weaknesses and the poorly structured Series A Preferred share issuance. These matters cause us to question the effectiveness of the management advisory services of Tejas and CTA.”
     Commenting on Motient’s proposed transaction with SkyTerra Communications, Inc. (OTCBB: SKYT), Glass Lewis noted, “We are also concerned regarding the proposed restructuring agreement with SkyTerra. The board of Motient has failed to disclose the process which is followed to determine the proposed agreement and whether it engaged external financial advisors to assist the board. Given management’s failed roll-up transaction in 2005, we would have preferred that the board present such detail regarding the SkyTerra transaction in the spirit of transparency. It is equally troubling that the proposed transaction was approved by a number of directors that are not standing for reelection. We believe that, at a minimum, such a vote should have been delayed until a new board was elected by shareholders.”
     Regarding its recommendation to stockholders to vote FOR Highland nominees David Van Valkenburg and Niles K. Chura, Glass Lewis wrote, “...we believe that the board of directors of Motient should include a representative that will not acquiesce to management’s plans. ...Motient could benefit from the experience of an independent director with substantial management experience. ...In our opinion, investors will benefit from the participation of a representative from its largest shareholder as well as from an additional board member with accounting oversight expertise.”
     Highland stated, “We are extremely pleased that Glass Lewis has recommended stockholders vote Highland’s GOLD proxy card for Motient’s Annual Meeting of Stockholders in favor of Highland nominees Niles K. Chura and David Van Valkenburg, against ratification of the appointment of Friedman LLP as Motient’s auditor and against the 2006 Motient Corporation Equity Incentive Plan. This is the second preeminent independent proxy advisory firm to recommend stockholders ‘DO NOT VOTE’ management’s white proxy card.
     “We believe Glass Lewis’s recommendation reinforces our position regarding the serious corporate governance issues, lack of transparency and poor leadership at Motient. Highland urges our fellow stockholders to remove Motient’s Board and weak management team by electing our full slate of independent, highly-experienced, ethical and well-respected nominees who collectively have a strong track record of value creation. If elected, our slate will install well-qualified executives and conduct a thorough strategic analysis in a timely manner. It is likely that Motient will need to conduct one or more strategic transactions in order to realize its potential — stockholders should make certain those deals maximize value to Motient stockholders, not Apollo Advisors, by electing Highland’s full slate.”
     Highland noted that Institutional Shareholder Services (ISS) made a similar recommendation. ISS recommended Motient stockholders vote in favor of two of Highland’s nominees, Mr. Niles K. Chura and Mr. Charles Maynard, and against the 2006 Motient Corporation Equity Incentive Plan. ISS also recommended stockholders “DO NOT VOTE” Motient management’s white proxy card.
     Highland strongly encourages Motient stockholders to sign, date and return the GOLD proxy card. If stockholders have previously signed a white proxy card, they may revoke that vote by immediately signing, dating and mailing the GOLD proxy card previously sent to them.
     Stockholders who have questions about Highland’s solicitation, or need assistance in voting their GOLD proxy card, should call Highland’s proxy solicitors, MacKenzie Partners, Inc., Toll-Free at (800) 322-2885 or (212) 929-5500 (call collect). Additional information about Highland’s effort to replace Motient’s current Board of Directors is available at www.ABetterMotient.com.
About Highland Capital Management, L.P.
     Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY HIGHLAND AND THE OTHER PARTICIPANTS IN THE SOLICITATION FOR USE AT MOTIENT’S ANNUAL MEETING SCHEDULED TO BE HELD ON JULY 12, 2006. SUCH DEFINITIVE PROXY STATEMENT IS AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV, AT HIGHLAND’S PROXY WEBSITE AT HTTP://WWW.ABETTERMOTIENT.COM OR BY CONTACTING HIGHLAND’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5500.
###

3